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SECURI 03014647 MMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~008062~~

8-24582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GARY HOCH AGENCY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 ELMWOOD AVENUE
(No. and Street)

BUFFALO | NEW YORK | 14222-1888
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY A HOCH 716-881-1975
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIEFER, ERNEST J.
(Name — *if individual, state last, first, middle name*)

15 FELBER LANE | DEPEW | NEW YORK | 14043-42
(Address) | (City) | (State) | Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY A HOCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARY HOCH AGENCY INC., as of DECEMBER 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres

Title

Notary Public

NANCY CARLSON
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 03/29/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- NA ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY HOCH AGENCY, INC.

FINANCIAL STATEMENTS

AND

ADDITIONAL INFORMATION

Years ended December 31, 2002 and 2001

Ernest J Kiefer CPA - Buffalo, New York

ERNEST J KIEFER

Certified Pubiic Accountant

15 Felber Lane
Depew, New York 14043-4236
Phone: (716) 681-9463

February 9, 2003

To the Board of Directors and Stockholders
Gary Hoch Agency, Inc.
Buffalo, New York

I have audited the accompanying statements of financial position of Gary Hoch Agency, Inc. as of December 31, 2002 and 2001 and the related statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the stockholder. Our responsibility is to express an opinion on these financial statements based on our audits.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audits provide a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gary Hoch Agency, Inc. as of December 31, 2002 and 2001, the results of its operations and its cash flows for the years ended in conformity with generally accepted accounting principles.

The accompanying additional information has been subjected to the tests and other auditing procedures applied in the examination of the financial statements mentioned above. In my opinion, such information is fairly presented in all material respects in relation to the financial statements taken as a whole although it is not necessary for a fair presentation of financial position and results of operations.

Ernest J Kiefer

Certified Public Accountant

GARY HOCH AGENCY, INC.
STATEMENTS OF FINANCIAL POSITION
December 31, 2002 and 2001

ASSETS	2002	2001
Cash	$ 4,405.86	$ 581.44
Accounts receivable		1,380.00
Investments at market value:		
Cost 2002 $79,121.85; 2001 $58,869.61		
Marketable securities	39,004.00	2,647.00
Funds	203.95	9,501.51
NASDAQ warrants	20,100.00	46,100.00
Property and equipment, at cost:		
Equipment	50,814.30	41,693.66
Leasehold improvements	20,695.81	20,695.81
	$ 71,510.11	$ 62,389.47
Accumulated depreciation	68,080.47	56,374.79
	$ 3,429.64	$ 6,014.68
Purchased insurance accounts, at cost $12,052 less amortization	7,233.06	8,036.06
TOTAL ASSETS	$ 74,376.51	$ 74,260.69
LIABILITIES AND STOCKHOLDER EQUITY		
Due to insurance companies	$	$ 35.00
Pension payable	9,609.00	
STOCKHOLDER EQUITY:		
Capital stock, 200 no par shares authorized, Issued 100 shares	$ 50,000.00	$ 50,000.00
Retained earnings	14,767.51	24,225.69
TOTAL STOCKHOLDER EQUITY	$ 64,767.51	$ 74,225.69
	$ 74,376.51	$ 74,260.69

GARY HOCH AGENCY, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Years ended December 31, 2002 and 2001

	2002	2001
REVENUE:		
Commissions from mutual funds	$ 57,761.10	$ 58,134.49
Insurance commissions	231,527.96	211,930.08
Investment and interest income (loss)	(18,940.56)	6,618.27
TOTAL REVENUE	$ 270,348.50	$ 276,682.84
COSTS AND EXPENSES:		
Wages, payroll taxes and benefits	$ 157,227.70	$ 148,861.32
Commissions	648.30	308.22
Outside help	12,000.00	
Advertising	5,084.95	3,810.65
Sales promotion	3,477.30	3,891.97
Entertainment	4,936.07	4,481.52
Vehicle	6,256.70	3,475.61
Motor vehicle registration, accident prevention fees	7,207.26	4,468.82
Rent	19,200.00	19,200.00
Utilities and maintenance	6,587.68	5,636.26
Regulatory fees	2,023.80	2,742.20
Office supplies and postage	7,659.82	7,815.48
Maintenance agreements	6,686.71	6,838.26
Telephone	3,393.44	3,241.01
Printing	1,319.44	1,826.32
Insurance	5,048.82	3,683.00
Subscriptions	1,016.69	345.60
Seminars	5,808.59	5,575.88
Depreciation and amortization	12,508.68	27,384.42
Interest and bank fees	688.63	552.53
Professional	926.10	1,590.00
	$ 269,706.68	$ 255,729.07
Net income before taxes	$ 641.82	$ 20,953.77
New York state franchise tax	100.00	100.00
NET INCOME	$ 541.82	$ 20,853.77
Retained earnings beginning of year	24,225.69	23,371,92
Less dividends	(10,000.00)	(20,000.00)
RETAINED EARNINGS END OF YEAR	$ 14,767.51	$ 24,225.69

GARY HOCH AGENCY, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$ 290,669.06	$ 268,970.37
Cash paid to suppliers and employees	(246,935.37)	(245,018.83)
Investment and interest income (loss)	(18,940.56)	6,618.27
Interest paid	(688.63)	(552.53)
Taxes paid	(100.00)	(100.00)
Net cash from operating activities	$ 24,004.50	$ 29,917.28
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant and equipment	$ (9,125.74)	$ (26,781.88)
Net cash from investing activities	$ (9,125.74)	$ (26,781.88)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	$ (10,000.00)	$ (20,000.00)
Sale of securities		27,355.06
Purchase of securities	(20,232.24)	
Adjustment to market	19,172.80	(14,806.40)
Net cash from financing activities	$ (11,059.44)	$ (7,451.34)
NET INCREASE (DECREASE) IN CASH	$ 3,824.42	$ (4,315.94)
Cash at beginning of year	581.44	4,897.38
CASH AT END OF YEAR	$ 4,405.86	$ 581.44
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 541.82	$ 20,853.77
Adjustments to reconcile net income to net cash provided by operating activity:		
Depreciation	$ 11,705.68	$ 26,581.42
Amortization	803.00	803.00
Changes in assets and liabilities:		
Accounts receivable	1,380.00	(1,094.20)
Accounts payable	9,574.00	(17,226.71)
Total adjustments	$ 23,462.68	$ 9,063.51
Net cash from operating activities	$ 24,004.50	$ 29,917.28

For purposes of this statement, all highly liquid debt instruments purchased with a maturity of three months or less are considered cash investments.

ADDITIONAL INFORMATION

GARY HOCH AGENCY, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER EXHIBIT A OF RULE 15C 3-3

The corporation is under the K1 exemption provision of SEC rule 15C 3-3.

POSSESSION AND CONTROL REPORT

The corporation follows the requirements of Rule 15C 3-3 (d) in regard the possession and control of securities and security account records. No accounts are on margin. All broker revenue were with Mutual Funds other than investment and interest income. Insurance commissions are the result of primarily direct billings by the applicable insurance companies.

AUDITED STATEMENTS IN COMPARISON WITH X-17A-5

No material differences exist between the audited financial statements and those reported by the corporation on its X-17A-5.

SECURITIES INVESTOR PROTECTION CORPORATION

The broker-dealer is exempt from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii).

COMMISSIONS RECEIVABLE

Per the Company, no commissions receivable have to be recognized on direct deposits to mutual funds per the NASD at Cleveland, Ohio.

The accounts receivable and payables on the books are all due to amounts due from or to insurance companies.

GARY HOCH AGENCY, INC.
COMPUTATION OF NET CAPITAL
Years ended December 31, 2002 and 2001

	2002	2001
ALLOWABLE ASSETS:		
Cash	$ 4,405.86	$ 581.44
Investments, net of haircut	33,343.07	11,086.35
Accounts payable	(9,609.00)	(35.00)
NET CAPITAL	$ 28,139.93	$ 11,632.79
STOCKHOLDER EQUITY:	$ 64,767.51	$ 74,225.69
UNALLOWABLE ASSETS:		
Accounts receivable		(1 380.80)
NASDAQ warrants	(20,100.00)	(46,100.00)
Property and equipment, net	(3,429.64)	(6,014.68)
Insurance accounts, net	(7,233.06)	(8,036.06)
	$ 34,004.81	$ 12,694.95
Less haircut	(5,864.88)	(1,062.16)
NET CAPITAL	$ 28,139.93	$ 11,632.79
Net capital required	$ 5,000.00	$ 5,000.00

February 9, 2003

Gary Hoch Agency, Inc.

I have examined the X-17A-5 of Gary Hoch Agency, Inc. as of December 31, 2002 and have issued my report thereon dated February 9, 2003. As part of our examination, we reviewed and tested the system of internal control (accounting system, safeguarding of securities, accounting for securities, and resolving securities differences) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by rule 17A-5 under the Securities Exchange Act of 1934. Rule 17A-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17A-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgment required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Gary Hoch Agency, Inc. operated all broker-dealer business through mutual funds therefore its exposure to the above problems is minimized. The primary exposure would be in accounting that all monies received by a representative is forwarded to the appropriate mutual funds, an attempt is made to have all customer checks made out to the applicable mutual fund.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2002, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

Ernest J Kiefer

Certified Public Accountant